SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (Amendment No. )1

                      Total Entertainment Restaurant Corp.
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                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   89150E 10 0
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                                 (CUSIP number)

                               STEPHEN P. HARTNETT
                               4505 Winewood Court
                            Colleyville, Texas 76034
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 7, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 89150E 10 0               13D                       Page 2 of 11 Pages
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================================================================================
     1             NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Stephen P. Hartnett
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     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3             SEC USE ONLY
--------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            PF, OO
--------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
 NUMBER OF                 7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  401,240
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                           8         SHARED VOTING POWER

                                              526,800 (1)
--------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                              401,240
--------------------------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                              526,800 (1)
--------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            928,040(1)
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.9%
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON*

                            IN
================================================================================

(1) Includes 526,800 shares of Common Stock held by Organized Capital II Ltd. ("Organized II"). Mr. Hartnett is a trading advisor to Organized II and is the sole stockholder of its corporate general partner. Mr. Hartnett disclaims beneficial ownership of these securities to the extent of his equity interest therein.

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CUSIP No. 89150E 10 0               13D                       Page 3 of 11 Pages
---------------------                                         ------------------

================================================================================
     1             NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Organized Capital II, Ltd.
--------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3             SEC USE ONLY

--------------------------------------------------------------------------------
     4             SOURCE OF FUNDS*
                            OO
--------------------------------------------------------------------------------
     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                            TEXAS
--------------------------------------------------------------------------------
 NUMBER OF                 7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  526,800
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                           8         SHARED VOTING POWER

                                              0
--------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                              526,800
--------------------------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            526,800
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.1%
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON*

                            PN
================================================================================

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CUSIP No. 89150E 10 0               13D                       Page 4 of 11 Pages
---------------------                                         ------------------

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of Total Entertainment Restaurant Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 9300 East Central Avenue, Suite 100, Wichita, Kansas 67278.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This Statement is filed by Stephen P. Hartnett and Organized Capital II Ltd., a Texas limited partnership ("Organized II"). Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

                  (b) The principal business address of the Reporting Persons and each person identified on Schedule A attached hereto is 4505 Winewood Court, Colleyville, Texas 76034.

                  (c) The principal occupation of Mr. Hartnett is as a private investor in and founder of restaurant concepts. Mr. Hartnett is also a trading advisor to Organized II and is the sole stockholder, President and sole director of Energy Alchemy, Inc., a Texas corporation, the general partner of Organized
II. For information with respect to the identity and background of the other executive officer of Energy Alchemy, Inc., see Schedule A attached hereto. The principal business of Organized II is passive investment activities.

                  (d) Neither of the Reporting Persons nor, to the best knowledge of Organized II, any person identified on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither of the Reporting Persons nor, to the best knowledge of Organized II, any person identified on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Hartnett and, to the best knowledge of Organized II, each person identified on Schedule A is a citizen of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Except for the acquisition by Mr. Hartnett of the shares of Common Stock identified on Schedule B for an aggregate purchase price of $113,651, which came from Mr. Hartnett's personal and other funds, all of the shares of Common Stock beneficially owned by the Reporting Persons and, to the best knowledge of Organized II, each person identified on Schedule A were acquired in February 1997 in a tax-free exchange transaction with the Issuer, pursuant to which each

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CUSIP No. 89150E 10 0               13D                       Page 5 of 11 Pages
---------------------                                         ------------------


of the Reporting Persons and, to the best knowledge of Organized II, each person identified on Schedule A exchanged shares of common stock of Fox & Hound, Inc. and Fox & Hound II and/or ownership interests in four limited partnerships for shares of Common Stock of the Issuer.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons and, to the best knowledge of Organized II, each person identified on Schedule A acquired the shares of Common Stock for investment purposes. On January 7, 1999, Mr. Hartnett was elected as a director of the Issuer and was appointed its Co-Chairman of the Board. Except as specifically set forth herein and in Mr. Hartnett's capacity as a director of the Issuer, neither of the Reporting Persons nor, to the best knowledge of Organized II, any person identified on Schedule A, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons and each person identified on Schedule A is based upon 10,415,000 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 8, 1998.

                  As of the close of business on January 7, 1999, Mr. Hartnett may be deemed to be the beneficial owner of 928,040 shares of Common Stock, constituting approximately 8.9% of the outstanding shares of Common Stock. Organized II may be deemed to be the beneficial owner of 526,800 shares of Common Stock, constituting approximately 5.1% of the outstanding shares of Common Stock.

                  (b) Mr. Hartnett has the sole power to vote and dispose of the 401,240 shares of Common Stock, representing approximately 3.9% of the outstanding  Common  Stock,  held by him and,  by  virtue of his  position  with
Organized II, may be deemed to have shared power to vote and dispose of the 526,800 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock, held by Organized II. Organized II has the sole power to vote and dispose of the 526,800 shares of Common Stock discussed in the previous sentence.

                  (c) Except as set forth on Schedule B, there have been no transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons or, to the best knowledge of Organized II, any person identified on Schedule A.

                  (d) No person other than the Reporting Persons, and, to the best knowledge of Organized II, any person identified on Schedule A, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

                  (e)      Not applicable.

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CUSIP No. 89150E 10 0               13D                       Page 6 of 11 Pages
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Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described herein, there are no contracts, arrangements or understandings or between the Reporting Person and, to the best knowledge of Organized II, any person identified on Schedule A, and any other Person with respect to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement.

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CUSIP No. 89150E 10 0               13D                       Page 7 of 11 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 26, 1999              ORGANIZED CAPITAL II, LTD.

                                        By: Energy Alchemy, Inc.,
                                              the General Partner


                                        By:/s/ Paul R. Guernsey
                                           -------------------------------
                                           Name:  Paul R. Guernsey
                                           Title:  Vice President


                                        /s/ Stephen P. Hartnett
                                        ----------------------------------
                                        STEPHEN P. HARTNETT

---------------------                                         ------------------
CUSIP No. 89150E 10 0               13D                       Page 8 of 11 Pages
---------------------                                         ------------------

                                   SCHEDULE A

                          ENERGY ALCHEMY, INC. OFFICERS

Item 2.           IDENTITY AND BACKGROUND.

      Name             Relationship to Energy Alchemy      Principal Occupation
      ----             ------------------------------      --------------------

Stephen P. Hartnett    See Schedule 13D                    See Schedule 13D

Paul R. Guernsey       Vice President                      Vice President



Item 5.           INTEREST IN SECURITIES OF THE ISSUER.


                                         Stephen P. Hartnett   Paul R. Guernsey
                                         -------------------   ----------------

(a)      Amount beneficially owned:      see Schedule 13D       599,460(1)(2)
         Percent of class:                                            5.8%
(b)      Number of shares as to which
         such person has:
(i)      Sole power to vote or to
         direct to vote:                                         72,660(1)
(ii)     Shared power to vote or to
         direct the vote:                                       526,800(2)
(iii)    Sole power to dispose or to
         direct the disposition of:                              72,600(1)
(iv)     Shared power to dispose or to
         direct the disposition of:                             526,800(2)

------------------------

(1) Includes 1,400 shares of Common Stock held by Mr. Guernsey's SEP/IRA account.

(2) Consists of 526,800 shares of Common Stock held by Organized II. Mr. Guernsey is an executive officer of the corporate general partner of Organized II and disclaims beneficial ownership of these securities.

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CUSIP No. 89150E 10 0               13D                       Page 9 of 11 Pages
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                                   SCHEDULE B

                  TRANSACTIONS EFFECTED WITHIN LAST SIXTY DAYS


           Name          Date     No. Of Shares  Price     Transaction Type
           ----          ----     -------------  -----     ----------------

Stephen P. Hartnett    12/15/98       10,000    $2.8875   Open Market Purchase
                       12/16/98        5,000       3.00   Open Market Purchase
                       12/17/98        3,000       2.75   Open Market Purchase
                       12/22/98        5,000       2.75   Open Market Purchase
                       12/23/98       11,500       2.75   Open Market Purchase
                       12/29/98        5,500     2.9375   Open Market Purchase

Paul R. Guernsey       1/27/99         5,000       6.25   Open Market Sale

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CUSIP No. 89150E 10 0               13D                      Page 10 of 11 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX


                                                                    EXHIBIT PAGE


1.       Joint Filing Agreement                                          11

---------------------                                        -------------------
CUSIP No. 89150E 10 0               13D                      Page 11 of 11 Pages
---------------------                                        -------------------


                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 26, 1999 (including amendments thereto) with respect to the Common Stock of Total Entertainment Restaurant Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   February 26, 1999               ORGANIZED CAPITAL II, LTD.

                                         By:  Energy Alchemy, Inc.,
                                                the General Partner


                                         By:/s/ Paul R. Guernsey
                                            ----------------------------------
                                            Name: Paul R. Guernsey
                                            Title: Vice President


                                         /s/ Stephen P. Hartnett
                                         -----------------------
                                         STEPHEN P. HARTNETT